Biofrontera AG: Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

02.12.2019

1. Details of the person discharging managerial responsibilities / person closely associated

a) Name

Title:	Dr.
First name:	Montserrat
Last name(s):	Foguet Roca

2. Reason for the notification

a) Position / status

Position:	Senior Vice President, Regulatory Affairs and Production

b) Initial notification

3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a) Name

Biofrontera AG

b) LEI

391200D6GFSVFGFQTL13

4. Details of the transaction(s)

a) Description of the financial instrument, type of instrument, identification code

Type:	Share
ISIN:	DE0006046113

b) Nature of the transaction

Acquisition

c) Price(s) and volume(s)

Price(s)	Volume(s)
5.0293 EUR	25146.50 EUR
4.8577 EUR	12144.25 EUR
4.7561 EUR	11890.25 EUR

d) Aggregated information

Price	Aggregated volume
4.9181 EUR	49181.0000 EUR

e) Date of the transaction

2019-12-02; UTC+1

f) Place of the transaction

Name:	Xetra
MIC:	XETR

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com